Hermes Equity Ownership Services Limited 150 Cheapside, London EC2V 6ET United Kingdom +44 (0)20 7702 0888 Phone +44 (0)20 7702 9452 Fax www.FederatedHermes.com

SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

NAME OF REGISTRANT: Chevron Corporation (the “Company”)

NAME OF PERSON RELYING ON EXEMPTION: Hermes Investment Management Limited (“HIML”)

ADDRESS OF PERSON RELYING ON EXEMPTION: Sixth Floor, 150 Cheapside, London EC2V 6ET

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

___________________________________________________________________________

May 11, 2022

Dear Chevron Corporation Shareowner:

Vote FOR Item 7 Report on Reliability of Methane Emission Disclosures.

EOS at Federated Hermes (“EOS”) is one of the world’s largest investment stewardship providers, with client assets under advice of approximately $1.6 trillion as of March 31, 2022.1

EOS urges Chevron Corporation shareholders to vote FOR Item 7 for the reasons that EOS states in this exempt solicitation.

The board of Chevron Corporation recommends that shareholders vote to support a shareholder proposal for a report on the reliability of methane emission disclosures, which is ballot Item 7 at the Company’s upcoming annual meeting2. EOS supports this shareholder proposal and this emerging corporate governance best practice of boards supporting company aligned shareholder proposals that advance company and long-term shareholder interests, as well as, in this case, greater accuracy in methane emission measurement and disclosure.

We welcome the board’s support for this shareholder proposal, which we encouraged during our engagements with the company. The board’s action here contrasts favorably with the prevailing tendency of boards in the oil and gas industry to oppose shareholder proposals, even in situations where such a precatory proposal is substantively consistent with a company’s own stated goals and with the interest of long-term value creation. In supporting this shareholder proposal, the Chevron board shows leadership in progressing the accuracy and reliability of the Company’s methane emissions reporting, as methane emissions are an investment risk that has been both under and inconsistently reported by US companies.

EOS believes Item 7 would be in the best interest of the long-term success and sustainability of Chevron Corporation.

EOS encourages all shareowners to follow the board’s recommendation to vote FOR Item 7.

Please contact Diana Glassman (Diana.Glassman@hermes-investment.com) with inquiries.

Thank you for your support.

Sincerely,

EOS at Federated Hermes

Diana Glassman

Director-Engagement

EOS at Federated Hermes

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; EOS is not able to vote your proxies, nor does this communication contemplate such an event. This communication is meant to inform you about EOS’ opinion and to give you valuable decision-making information when you review your shareholder proxy for the Chevron Corporation 2022 Annual Meeting of Shareholders.

1 EOS at Federated Hermes is acting pursuant to delegated authority on behalf of its client, Lothian Pension Fund (“Lothian”). EOS at Federated Hermes is Hermes Equity Ownership Services Limited (“EOS”). EOS is a sister company of Hermes Investment Management Limited, (“HIML”). HIML is making this filing on behalf of EOS. Each of EOS and HIML are subsidiaries of Federated Hermes Limited, which in turn is wholly-owned by Federated Hermes, Inc. EOS’ views and positions are those of EOS, and do not necessarily represent the views or positions of all its clients or of Federated Hermes, Inc., or its investment advisory subsidiaries, due to different goals, objectives, time horizons, obligations, or other factors.

2 “Resolved, shareholders request that the Board oversee the preparation of a report analyzing a critical climate change concern, the reliability of Chevron’s methane emission disclosures. The report should: summarize the outcome of any efforts to directly ensure methane emissions by the Company; provide investors with insight as to whether there is likely to be a material difference between direct measurement results and the Company’s published estimates of methane emissions; assess the degree to which any differences would alter estimates of the Company’s Scope 1 emissions. The report should be made public, omit proprietary information and be prepared expeditiously at reasonable cost.” See 2022 Chevron Corporation proxy, page 94.